Via Facsimile and U.S. Mail
Mail Stop 6010

September 9, 2008

Mr. J. Brian Palmer
Chief Accounting Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, NH 03755-2053

Re: White Mountains Insurance Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-08993

Dear Mr. Palmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief